Filed by Roslyn, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                           Subject Company: Roslyn Bancorp, Inc.
                                                     Commission File No. 0-28861

New York Community Bancorp, Inc. and Roslyn Bancorp, Inc. will be filing a joint proxy statement / prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by New York Community Bancorp, Inc. will be available without charge from the Investor Relations Department, New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, NY 11590. Documents filed with the SEC by Roslyn Bancorp, Inc.will be available free of charge from the Investor Relations Department, Roslyn Bancorp, Inc., One Jericho Plaza, Jericho, New York 11753.

The directors, executive officers, and certain other members of management of New York Community Bancorp, Inc. and Roslyn Bancorp, Inc. may be soliciting proxies in favor of the merger from the companies' respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available on their web sites and at the addresses provided in the preceding paragraph.

             FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK FACTORS

This filing, and the associated conference call, web cast, other written materials, and statements management may make, may contain certain forward-looking statements regarding the Company's prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words "plan," "believe," "expect," "intend," "anticipate," "estimate," "project," or other similar expressions.

The Company's ability to predict results or the actual effects of its plans and strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this filing and the associated conference call and web cast: the ability of the companies to obtain the required shareholder or regulatory approvals of the merger; the ability to effect the proposed restructuring; the ability of the companies to consummate the merger; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis.

Other factors that could cause the actual results of the merger to differ materially from current expectations include a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies' operations, pricing, and services.

The Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

                                      * * *

The following is the transcript of a conference call, hosted on June 27, 2003, in connection with New York Community Bancorp, Inc.'s proposed merger with Roslyn Bancorp, Inc., a Delaware corporation.

                        NEW YORK COMMUNITY BANCORP, INC.

                            MODERATOR: ILENE ANGAROLA
                                  JUNE 27, 2003
                                  8:00 A.M. CT

Operator: Good day everyone and welcome to the New York Community Bancorp/Roslyn
      Bank Post-Merger announcement conference call. Today's call is being recorded.

      For opening remarks and introductions, I would like to turn the call over to the First Senior Vice President of Investor Relations Ms. Ilene Angarola. Please go ahead, ma'am.

Ilene Angarola: Thank you. Hello everyone and thank you for joining us this morning for a discussion of our proposed merger with Roslyn Bancorp Inc.

      Today's discussion will be led by New York Community Bancorp's President and Chief Executive Officer Joseph Ficalora, who is joined today by our Chairman Michael Manzulli, Anthony Burke our Executive Vice President and Chief Operating officer, Robert Wann our Executive Vice President and Chief Financial Officer and Thomas Cangemi, Executive Vice President in our Capital Markets Group. Also joining us today from Roslyn Bancorp are Joseph Mancino, Vice President - I'm sorry - Vice Chairman, President and Chief Executive Officer, John Tsimbinos, Chairman; Jack Bransfield, President; and Michael Puorro, Treasurer and Chief Financial Officer.

      Before turning the call over to Mr. Ficalora, I would like to refer you to our Web site where you will find the PowerPoint presentation we will be speaking to during this call. In particular, we would like you to look at page two, where you will find information about the forward-looking statements we will be making and the risk factors associated therewith. You will also find a discussion of these matters in this morning's merger announcement. If you need a copy, please call New York Community Bancorp's Investor Relations Department at 516-683-4420 or Roslyn's IR Department at 516-942-6150. The news release has also been posted to our Web site and to Roslyn's. The addresses are www.mynycb.com and www.roslyn.com. At this time, I'd like to turn the call over to Mr. Ficalora who will take us through the presentation. We'll then be inviting Mr. Mancino and Mr. Manzulli to make a few comments before opening the lines for your questions, and answers.

Joseph Ficalora: Thank your Ilene and good morning everybody. Thank you for joining us on this conference call.

      As you know, earlier today, we announced a $1.6 billion merger with Roslyn Bancorp that will create the largest community bank in the New York Metropolitan region, reflecting a pro forma market cap of $5.4 billion. The merger joins two of the region's premier financial institutions, one of us a leading generator of assets and the other a leading depository within our marketplace. What we have in common besides our well-known efficiency is a shared approach to community banking and a record of successful integrations that resulted in a significant level of earnings growth.

      We also share a commitment to enhancing shareholder value, which was a primary impetus behind our decision to bring our companies together. The merger represents a great opportunity for shareholders of both institutions, expands our footprint in a highly attractive market and increases our capacity to extend our record of earnings growth.

      In the past few years, I've often been asked what would make me want to do another transaction. My answer has consistently been the same. First, I've stated the transaction must be accretive to earnings. Second, I've said that it must enhance the value of our shares. Clearly, the merger with Roslyn will be accretive to earnings. Assuming a $31 million pre-tax cost savings and factoring in a $3.5 billion reduction in securities, we look forward to achieving more than 10 percent diluted GAAP earnings per share accretion in 2004. The reduction in securities will be the first and primary step in a strategic balance sheet restructuring that goes beyond the restructuring we implemented following our acquisition of Haven Bancorp and our Merger with Richmond County Financial.

      The downsizing is expected to result in a far more risk averse institution in the sense that it will significantly lower our exposure to interest rate and extension risk. It will also result in a re-balancing of our loan to securities ratio and a realignment of our asset and liability gap. In addition, the restructuring will enable us to de-leverage at a time when doing so will serve us especially well. While the decision to downsize the portfolio will sacrifice some accretion to earnings the quality of our earnings will be significantly enhanced as a result. Before we implement our strategy, we'll see about an 18 percent accretion. This will trend down to just over 10 percent once downsizing is complete. The fact that we still achieve double-digit accretion within the first full year of the merger, despite the planned reduction in assets, is testimony to the strength of our proposed partnership.

      As for enhancing shareholder value, experience has shown us that we have the capacity to provide our investors with solid returns when we partner selectively and prudently with other banks. Our share price has risen 366 percent in the three years since we announced the Haven transaction and 107 percent since our merger with Richmond County was announced. Similarly, our quarterly dividends have risen 152 percent in the past three years and 110 percent in the past two.

      I know that you are eager to pose questions, so let's move quickly to the benefits of the agreement as outlined on the first page of the press release and on page three of the PowerPoint. We'll begin with page three.

      The rationale for the transaction is driven by the compelling fit this creates for the New York Metropolitan region's largest community bank based on market capitalization. This is immediately accretive to both GAAP and cash earnings. It combines a premier asset generator with a premier deposit accumulator and strengthens the company's capacity for capital generation and capital management initiatives. This increases our deposit share in Brooklyn, Queens, Nassau and Suffolk markets. A $3.5 billion downsizing of securities portfolio reduces our leverage at an opportune time. This joins two companies with significant integration expertise and common operating philosophies in identical systems platforms. We both are, in fact, Bisys users. It creates a significant opportunity for shareholder value creation.

      The next slide has a transaction summary. The fixed exchange is .75 shares of NYB for every share of Roslyn. The pro forma ownership will be 71 percent NYB shareholders and 29 percent Roslyn shareholders, the form of consideration is 100 percent common stock. The value per Roslyn share as of yesterday's close is at $20.33. The transaction value, therefore, is $1,579,000,000. This structure is a tax-free exchange. It is protected by reciprocal 19.9 percent stock options. The Roslyn Board will have five seats of the 16 seats on the New York Board. I will be President and Chief Executive Officer of the new company and Joseph L. Mancino and Michael F. Manzulli will be Co-Chairmen of the newly created company.

      The expected closing should be in the fourth quarter of this year. The integration completion should be in the first quarter of next year. The transaction costs, net after-tax to capital, will be approximately $45 million. Operating expense savings of $31 million pre-tax - that's 13 percent of the combined company, 100 percent realized in 2004. Approximately $3.5 billion in the securities portfolio will, in fact, be reduced. This additional restructuring of the mortgage loan portfolio will also realign us in a way that more specifically matches the way the company is situated today. The revenue enhancements assumed for this accretion to earnings are none. We have already completed due diligence; NYB and Roslyn shareholders and customary regulatory approvals will be required in order to consummate this deal. We do expect to have a five million share buy back that has been authorized by the Board last night.

      On slide six, we lay out the family of New York Community Banks. Within that family, we have seven very visible community institutions that will not change from the standpoint of the customers who utilize their branch sites. The addition of Roslyn, which is now the largest franchise amongst the group - in fact, the Roslyn franchise is actually larger than the entire group of other banks is going to make this franchise a significant player in the New York market.

      This creates the largest community bank in the New York Metropolitan region. On a market capitalization basis, this slide shows that the combined entity will, in fact, have a larger market cap at the time that this announcement is being made - that's about $5.4 billion - than any of the other banks that we typically consider our market competitors. We also will have assets, as a result of the combination, that will exceed those of our competitors and yet, the efficiency ratio of the combined company will also be the best within the entire - within the region - and very likely, within the country.

      The combined company has consolidated assets after the restructuring in the range of about 20 billion and we'll have loans in the range of about nine billion and an efficiency ratio that is approximating 28 percent.

      The increase in deposit shares in the New York Metropolitan region. I apologize, the numbers that are reflected here are the last published numbers for comparison - are from June 30th, 2002 - and as a result of that, we are positioned number four. Obviously, with the significant growth in the Roslyn deposit base over the course of the year that has just passed, it wouldn't be surprising to see that number or that position change.

      On the next slide you see that there will be a strong presence in the New York Metropolitan region. The combined company will be a full-service, financial service provider with strong asset generation, deposit accumulation and revenue producing capabilities. There'll be 92 traditional and 52 supermarket branches throughout the New York Metropolitan and New Jersey area. Over one million deposit accounts serving our community through the branches that I've just mentioned... a broader and more diversified franchise.

      On the next slide we talk, briefly, about the fact that we've been a significant grower of loans. As you can see in this left hand slide, we have a (CAGR) of almost of 105 percent over the years 2000 through 2003 in originating loans. This is not the loan portfolio. This is the origination of loans. Roslyn, also, on the right hand side, is shown here as having a (CAGR) of 19.6 percent growing it's deposit base significantly over that same timeframe. This strengthens our deposit base. It increases deposits by $16.1 billion or 118 percent.

      It increases our core deposits by 2.8 billion or 82 percent. Core deposits represent 54 percent of total deposits. That's $3.4 billion of CDs with an average cost of 2.7 percent re-pricing in the next 12 months. That is a significant opportunity. Average deposits per traditional branch increases 46 percent to $122 million. The loan/deposit ratio decreases from 111 to 80 percent, creating a capacity for loan growth. This is a significant positive when you consider that our overall business model is to transition from securities into loans over time.

      We have a compatible loan mix between the two companies. This is coupling leading providers of construction lending with premier multi-family lenders, and enhances the company's multi-family market niche by joining two in-market lenders. The comparable record of zero net charge-offs to average loans is quite impressive. There's no charge-offs on NYB multi-family loans since 1987. There are no charge-offs on Roslyn's construction loans originated since 1993. Our common approach to one-to-four family and consumer lending through strategic alliances means that we're not (portfolioing) any of those loans, yet, we are originating for our customers, quite a few.

      The securities portfolio downsizing - this plan will approximate a $3.5 billion downsizing in the overall securities portfolio. It's assuming a two percent pre-tax spread loss on the downsized assets and liabilities. That is a very conservative number. The buy back will target a 5.25 percent tangible common ratio at the close. The rationale, it enhances earnings quality, it reduces interest rate and extension risk, it reduces exposure to market volatility, it frees up $100 million in equity and it improves net interest margin, it reduces leverage at an opportune time and it realigns our securities portfolio.

      The transaction synergies: As a result of this transaction, there'll be a reduction in - and this is all pre-tax - a reduction in compensation and benefits of $12.1 million. The back office and administrative savings will be $7.3 million and the systems and facilities savings will be $2.6 million. That is operating expenses of $22 million representing a 10 percent combined overhead or a 28 percent Roslyn overhead. As I'm sure you're all aware, this is a very conservative number. There's also going to be a $8.8 million ESOP in MRP savings.
      That brings the total savings to nearly $31 million.

      We have fee generating opportunities: insurance, annuities, discount brokerage, mutual funds, we are providing no revenue enhancements. Both companies are actively involved in the production of earnings through the sale of third party products.

      This is a financially attractive transaction. NYB's earnings are projected here, on a base case, at $310 million, Roslyn at 136. Our expected cost savings are listed at 20. The net accretion of fair value adjustments is
      63.3 and the core deposit intangible at a three percent core deposit amortization rate is $5.2 million. That brings the number to 523.9. That's $2.72 per share or 18 percent earnings per share accretion. On a cash basis that would be 18.6 percent, and then we are adjusting downward to a 10 percent accretion - 10.8 percent accretion for cash - and that's as a result of actually downsizing the overall securities portfolio.

      The low integration risk: This joins two proven integrators with a record of exceeding expectations in multiple transactions. I believe there's been seven transactions between us. It's identical operating systems. We both use the Bisys platform and many of the other systems that we use between us are, in fact, in common.

      The common operating philosophy. Both of us are highly efficient institutions. I believe we rank one and four amongst the institutions in the top 100 in the country. We both produce revenues through strategic alliances. Both of us place an emphasis on community banking. Due diligence is completed. Pro forma earnings reflect conservative cost savings, no revenue enhancement assumptions and integration to be completed in the first quarter of 2004.

      The next slide talks a little about the success of the last two transactions. The Haven transaction happened to have been announced on June 27th, exactly three years ago. In that transaction, we had indicated that we would have, as indicated on this page, a fairly significant amount of cost savings, conservative at the time as you can see. We also were starting with a efficiency ratio at Haven Bancorp of almost 74 percent. Our projected diluted - and by the way, all these numbers have been adjusted for three stock splits. We've had three stock splits since the announcement of the Haven transaction.

      As you can see, in the March, 2001 announcement of the Richmond County transaction, which was at that time, an $802 million valuation, there was also a significant amount of accretion expected. We've greatly exceeded cost savings. We've greatly exceeded the accretion produced. An important line - and this is over the course of a three-year period, from the beginning transaction to this day - we have issued shares in two transactions. We've actually, in fact, issued additional shares in a secondary offering last year. We've projected accretion numbers that were very attractive at the time each transaction was announced. To date, the accretion, after the issuance of all the shares in those transactions, is
      129.4 percent. The cash accretion is 95.3 percent.

      On the next page, the explicit consequence to the value of shares, as you can see here, the share price since NYCB was originally issued to the street as Queens County Bancorp, is up approximately 2,000 percent. The dividend is up approximately 5,700 percent since it began. In the case of the Haven shareholders, since that transaction was announced that number is up 366 percent and the dividend to their shareholders is up 152 percent since we announced that deal. The Richmond County shareholders have 107 percent accretion since the deal was announced and a 110 percent increase in their dividend. These numbers are all as of yesterday. Yesterday's price, of course, as I'm sure you're all aware, was being adjusted by street assumptions. The information we're providing you today, I think, will clearly demonstrate that the actual transaction is far more attractive to shareholders and investors.

      So, in summary, we're creating the New York Metropolitan region's largest community bank based on market capitalization. This is immediately accretive to both GAAP and cash earnings. This transaction combines the premier asset generator with a premier deposit accumulator. It strengthens the company's capacity for capital generation and capital management initiatives. It increases our deposit share in key communities of Brooklyn, Queens, Nassau and Suffolk markets. We have a $3.5 billion downsizing in the securities portfolio, which reduces leverage at an opportune time. It joins two companies with significant integration expertise, common operating philosophies and identical systems platforms. It creates a significant opportunity for shareholder value creation.

      We also have in your document an appendix. Before we move on, I would like to ask Mr. Mancino and Mr. Manzulli, if they would like to make a few comments.

Joseph Mancino: Thank you Joe. This is Joe Mancino.

      What we were looking for, in the past year or two, was to have a strategic merger with another bank that would, one, give us a lot more assets and a lot more capital to work with but we weren't interested in a sale. I know some have indicated that the bank is being sold. The bank is not being sold. This is a strategic merger where our board is involved on the new board. I'm involved in the senior management, as well as a number of my senior officers who will be involved.

      This is what we were looking for, something that would get us involved together, to build a bank that would be, probably, a powerhouse in this area, and I think looking at it over - and we looked at it for a year. We've been running models on a consistent basis and we found that New York Community Bank fit the bill perfectly, so a couple of weeks ago Joe and I got together and started talking seriously, and we found that there were so many synergies that we could get out of this and so many services that we both provide that it was a perfect fit. It just seemed that it was made
      - it was created to be made, eventually, as to one bank, so we're very happy with it. Our board is happy with it and I think it's going to be one of the most successful banks around, if not, the most powerful bank around. Mike.

Michael Manzulli: I'd just like to make some comments and observations.
      Obviously, all of you have read the reasons why this transaction should be made. You've heard this from Joe and you read it from your PowerPoints and there's no question that the financial transaction is extremely compelling. However, one item that you can never capture on paper, is the human element and that is something that I've had - the vantage point to work with both Joe Ficalora and Joe Mancino for the last 12 years and if I ever found a team that could have the chemistry and the synergies to pull together that human element so that the staff and the management and the board and the people that are going to be necessary to keep the engine going, all the parts, these two men can do it and I am certainly going to add, as much as I can, to the transaction. As you well know, the Richmond County part of this piece, Richmond County Savings Bank part of this piece, has been excellent. It continues to be a viable part and it will continue to do so in the future. Thank you.

Joseph Ficalora: Thank you gentlemen. Now, I'd like to open the conference call to questions.

Operator:Thank you. Today's question-and-answer session will be conducted electronically. If you would like to ask a question, please press the star key followed by the digit one on your touch-tone telephone. Once again, it is star one if you would like to ask a question and we will pause a moment to assemble our question roster.

      We'll take our first question from Jack Micenko with Lehman Brothers.

Jack  Micenko: Hi guys, can you hear me?

Joseph Ficalora: Yes, good morning Jack. How are you?

Jack Micenko: I'm fine thanks. Hey, a couple quick questions. Don't want to take up too much time. The 3.5 billion of mortgage backed securities pay downs, is that an initial pay down or you're assuming to do - it sounds like you assume to do more of that over time or run off some of the mortgages in similar fashion that you did on the Haven acquisition?

Joseph Ficalora: Yes, I think Jack, there is one very clear distinction between the $5 billion or so in asset restructuring that may have occurred over the last two plus years and the actual announcement that we're going to be reducing our securities portfolio. This is actually a reduction in our assets. It's a reduction in our securities portfolio. That is not what we were doing in the other cases. In the other cases, we were selling and replacing assets. So although there will be a continual restructuring of the balance sheet and that's always a two-sided transaction, both on the liability and on the asset side, explicitly, in addition to that, we are going to be downsizing. That is a significant step and it obviously impacts earnings but we do believe it creates a much better balance sheet from which to work into the future.

Jack Micenko: OK and then, you know, I think the two companies had pretty distinctly separate views on de novo. At this point, is this the collective view? Do you think you're at a point where you have scale? It sounds like you do at number four market share, real close to number three, do you look at the de novos? Is there something further down the road that you're not really focused on right now? How do you rationalize some of the pricing - I think Roslyn had a little bit higher core deposit pricing matrix than you had, expecting any runoff, any just broad points you can talk about on the deposit side of things?

Joseph Ficalora: I think the most important thing to recognize here, Jack, is that over the course of time I've said repeatedly that it is far more cost effective to build through transactions than to create to de novo a franchise. However, within this market, there is one highly effective, highly efficient de novo bank and that has been Roslyn. So the most effective builder of deposit base through de novo banking has been Roslyn. A tremendous amount of de novo banking with a significant low efficiency ratio is a testament to the fact that they are doing that very well.

      The overall emphasis in the period immediately ahead, will be to complete the explicit de novo that are in the pipeline and concentrate on the integration of our systems, so although we will always consider banking, it is not the immediate emphasis. We are already at NYCB converting over to the most advanced Bisys teller platform in the marketplace. That transition for the existing NYCB banks will be expanded into all of the Roslyn banks. That is a very positive opportunity for all of the customer base that we, today, jointly serve. So the unique opportunity here isn't just the integration of two systems, which are using the same platform, it's the upgrading of our systems to the most advanced platform that Bisys has to offer.

Jack Micenko: OK. Hey, one more question, more of a theoretical. NYB, you guys, I think, are still clearly liability sensitive and I believe Roslyn was still somewhat asset sensitive.

Joseph Ficalora: Right.

Jack Micenko: In light of the Fed cut, just a couple days ago, why does this deal make sense now? You know presuming interest rates stay low for a while, did you go through that thought process and why now versus maybe six months from now, in terms of timing - not a question of why the deal makes sense but the timing of the deal, I guess.

Joseph Ficalora: I think there are many, many factors that go into the timing of a deal and any assessment of why the timing is right today, you have to take into account the fact that the different contributors to that decision process have a different expectation or a different result. When you put the composite together, the market within which we are today operating, is going to be affected by the explicit, historical changes in interest rates. These interest rates are not just affecting the two companies, they're affecting the entire sector so by combining now, we are creating an institution that is extremely well positioned to outperform this sector. That is a great place to be when, in fact, the impact of declining interest rates will be affecting the entire financial service sector.

Jack  Micenko: Got it. OK, thanks a lot.

Joseph Ficalora: OK.

Operator: We'll take our next question from Mark Fitzgibbon with Sandler
      O'Neill.

Mark  Fitzgibbon: Good morning gentlemen and congratulations.

Joseph Ficalora: Thank you Mark.

Male: Thanks Mark.

Mark Fitzgibbon: The first question I had, is I wondered if you could give us a sense as to the timing of the securities portfolio downsizing. I'm not sure that you mentioned it on the call.

Joseph Ficalora: I think we haven't actually said it but there's no question that we will be very sensitive to the environment that we're in. The timing could run out over a period of six months or so. There's no absolute necessity to do anything in a particular timeframe. We will always assess the market, the assets and then move when, in fact, it's opportune to do so.

      The good news is there are very few restrictions on how we proceed. We have a great deal of flexibility and you know, the transaction is in the process of being approved by regulators and, by shareholders but the synergies that exist between the existing managements of the two companies allow us to make common decisions that will have positive results for the ultimate combined institution. So the timing is, in fact, driven by market opportunities, as well as the overall strategic plans that evolve in the weeks and months ahead.

Mark Fitzgibbon: OK and then the second question, I know that you had indicated that you didn't expect any revenue enhancements or none were assumed in the deal but I was wondering if you could share with us if there are any B products that Roslyn or NYB had that present cross sale opportunities.

Joseph Ficalora: I think the revenue enhancements from the overall service model that we both share, are not being utilized because we both do, today, have a significant amount of Series 6 and 7 sales people within our institutions.

      They all create income for the company as a result of providing the services and products that our customer base has already proven they're interested in acquiring.

      There's no enhancements expected, because we do believe it's far better for us to focus on the building of the business model than on, you know, how much income we're going to derive.

      One of the things that has proven to be true over the case for NYB is that many of the people who have CDs maturing, opt to get fixed annuities as a result of their desire to lock in a rate which is more attractive than any of the available market rates. That does change the deposit base and adds to the income stream, but it does not diminish the overall service capacity to the community.

      So we have a significant number of people who continue, despite the fact that their CD is not part of our deposit base. In all the cases, our overall core deposit base grew to 65 percent as a result of many people transitioning from the CD deposits that we had previously offered them into a fee-generating annuity or other type service with us. And they then brought in the rest of their core deposits.

Mark  Fitzgibbon: Thank you.

Joseph Ficalora: Thank you.

Operator: We'll take our next question from Dean Ungar with Neuberger Berman.

Dean  Ungar: Hi, Joe. Good morning.

Joseph Ficalora: Hi, Dean. How are you?

Dean Ungar: Good, good. Sounds great. I just want to ask you a couple of questions about the loan portfolio.

Joseph Ficalora: Sure.

Dean Ungar: Are you going to continue to originate construction loans? Or are you going to - and, that's one on the construction loans...

Joseph Ficalora: Right.

Dean Ungar:... that Roslyn does. And then, on the residential mortgage portfolio that they have, are you going you going to leave that there? Or are you going to run that down like you did with the other deals?

      And what does this say about your possibility to keep doing multi-family loans or increase the amount of ...

Joseph Ficalora: I think we'll start from the last question first. Obviously, we are both in the same market, doing multi-family lending. Roslyn has particularly been increasing its presence in this market.

      This combination will allow for us to, as a single competitor in a large market, to take a rather significant share of the available marketplace.

      As a result of this transaction, we are going to restructure the balance sheet, which will include in some measure, the changing of the mix of loans in portfolio. One-to-four family loans, as we sit today, might represent a significant part of the restructuring.

      When you consider the construction lending that Roslyn has been doing over the course of decades, actually ...

Joseph Mancino: Fifty years.

Joseph Ficalora:... they have a very significant position in this Nassau County market in particular. And that position has resulted in extremely attractive lending at a very low risk profile.

      By example, on Staten Island, Richmond County has been very successful in construction lending. We've continued to do the construction lending in Staten Island through the Richmond County division.

      In the case of the lending that is being done on the construction and throughout the New York metropolitan area - actually, it does go into Queens and other areas besides ...

Joseph Mancino: And Manhattan.

Joseph Ficalora: ... Nassau, their very attractive track record would suggest that we will continue doing construction. All things that we do are going to be, you know, driven by the same rational test that we've always employed in the past, which would be that we are always measuring risk against reward.

      And for a long period of time, that consistency has resulted in significantly less adverse consequence, in particular when market conditions change.

      So, even though construction lending is very different than multi-family lending, if done well, construction lending can be both safe ...

Dean Ungar: Right.

Joseph Ficalora:... and profitable.

Dean  Ungar: OK. One more question?

Joseph Ficalora: Sure.

Dean Ungar: On the - in the - on the slide number 15 where you talk about the accretion,...

Joseph Ficalora: Yes.

Dean Ungar:... you had this line on net accretion of fair value adjustments.
      Could you just talk about that $63 million? Can you just maybe give us a little bit more information on what exactly that is?

Joseph Ficalora: Right. That is the net effect of all the FASB adjustments. So that actually represents the financial statement impact as a result of the transaction being marked to market at the close.

Dean Ungar: OK. Is that mostly regarding the securities portfolio?

Joseph Ficalora: No, actually it's regarding both the liabilities and the securities.

Dean Ungar: OK. OK, Joe. Thank you very much.

Joseph Ficalora: Thank you so much, Dean.

Operator: We'll take our next question from Rick Weiss with Janney Montgomery
      Scott.

Rick Weiss: Hi, guys. Congratulations.

Joseph Ficalora: Hi, Rick.

Rick Weiss: I'd just like to follow up a little bit on Dean's question about the loan portfolio. And two questions. First, Roslyn's done joint venture activities in the past. Do you expect to continue doing any joint venture?

      And also, with respect to the multi-family that Roslyn's done, I know when Richmond County and Queens were combined, it was with very similar standards that they were done. Is Roslyn's standards for multi-family similar to what you were doing, Joe?

Joseph Ficalora: I think the - with regard to your first question, I think it might be best if Jack responds to the joint venture activity.

Jack Bransfield: At Roslyn, actually over the last 15 years, we've done six joint ventures. Every one has been very selective. We selected specific opportunities, and every one has been extremely successful in the terms of the accretion that it's made to our EPS.

      We've just come off of our fifth joint venture, which was completed in the first quarter of this year. Extremely successful opportunity. And we are in, currently in our sixth, which is going along very well.

      We generally do one joint venture at a time. And going forward, if the opportunity comes up to do another one that we feel would be in the best interests, we would look at that at the time and make that decision.

Joseph Ficalora: Interestingly enough, and so I might add, we have one joint venture for $25 million, I believe, that is out there. That is the only joint venture that is currently on the books. And if, in fact, there were another that met all the required tests, we certainly would consider them, given the significant success that we've been enjoying.

      With regard to the lending practices on multi-family loans, there obviously have been differences in how we've approached that lending over the course of the last 12 months. There's no question that the integration of our efforts will result in a consolidation of process.

      There's a very strong need for a focused effort to do lending in a particular way, so that there's confusion - confusion, I'm sorry - in the mind of the market. We will be lending aggressively in the multi-family market.

      I don't know, Jim, if you want to make any comments on that?

Jim O'Donovan: No.

Joseph Ficalora: There's, I think, a great opportunity here, which is extremely interesting when you think about it.

      We have a significant pipeline in the case of both institutions. And that significant pipeline will in fact result in a tremendous amount of loan originations over the course of the months and quarters ahead.

Michael Puorro: Also in the credit quality. We still turn down more than 70 percent of the loan applications that come in. And that's because our underwriting is very, very stringent.

Rick Weiss: OK, so it would be, going forward, like you - as always you'll be stressing cash flow...

Joseph Ficalora: Oh, absolutely. The...

Rick  Weiss:... lending on multi-family...

Joseph Ficalora: Yes.

Rick  Weiss:... not market.

Joseph Ficalora: That's right.

Rick  Weiss: OK.

Joseph Ficalora: The process will be focused exactly on those things that over the course of many decades, have resulted in the company having the benefit of a no-loss record, even during the worst of times. That is something that is very, very dear to us. We definitely want to be sure that we continue our positioning as a risk-averse institution.

Rick  Weiss: OK. Thank you very much and congratulations again.

Joseph Ficalora: Thank you so much.

Operator: We'll take our next question from Anton Schutz with Mendon Capital.

Anton Schutz: Congratulations, gentlemen. Another one.

Joseph Ficalora: Thank you, thank you, Anton.

Anton Schutz: Looks terrific. Just a question on your 5.25 tangible equity ratio.

Joseph Ficalora: Right.

Anton Schutz: Does that assume you complete your buyback that you announced?
      Your additional five million shares?

Joseph Ficalora: Actually, Tom will answer that.

Thomas Cangemi: Anton, how are you?

Anton Schutz: Good morning, Tom. Congratulations.

Thomas Cangemi: Thank you. That assumes the current authorization, coming from where we are today, raising it to five million shares and completing it within one year.

Anton Schutz: OK. So, not necessarily at time of closing.

Thomas Cangemi: Within one year.

Anton Schutz: Within one year. Thanks very much.

Joseph Ficalora: The interesting thing on that, Anton, is that we have the capacity to do that buyback as we sit here today. We do not need for any specific events to occur, in order to effectuate that entire buyback.

Anton Schutz: Terrific. How much tangible equity are you accreting per quarter, based on your projections?

Joseph Ficalora: I think we're looking at something in the range of about 100 basis points over the course of a year,...

Anton Schutz: OK.

Joseph Ficalora:... tangible creation.

Anton Schutz: OK. Great.

Joseph Ficalora: Thank you.

Anton Schutz: Thank you.

Operator: And we'll go next to Kevin Timmons with CL King and Associates.

Joseph Ficalora: Hi, Kevin.

Kevin Timmons: Hi, guys. Congratulations. A couple of just kind of bookkeeping things here. Number of shares issued in the transaction - what's your count on that?

Joseph Ficalora: The issued shares I believe are on - in the appendix, are they not?

      Want to make sure we give you the right number.

Kevin Timmons: I didn't see it there. Maybe I missed it.

Joseph Ficalora: Kevin, I think it looks like it's 66.4 million, is what they have for Roslyn in the numbers that are in the IBIS assessments.

      But we can get back to you explicitly with the total number of shares being used, because I don't want it to be wrong.

Kevin Timmons: Yes, I'd appreciate it if you could. Just looking at the - backing into the diluted share counts, on page 15 of the presentation, there's a little bit of difference between some of the numbers when you just do the calculation. That's why I asked the question.

Thomas Cangemi: OK. Kevin, this is Tom.

Kevin Timmons: Hey, Tom.

Thomas Cangemi: The substantial differential is obviously buying back stock within the downside. And there'll be a different share count from the reductions, due to the buyback.

Kevin Timmons: Right. But even, like on the pro forma net income versus pro form cash earnings, both of which are, I believe, pre-buyback, you kind of back into a 192.6 million share number versus 193.2. It's not big. I just want to know the right number, that's all.

Thomas Cangemi: We'll give you the specific number.

Joseph Ficalora: We'll give you a call back with the specifics.

Kevin Timmons: That's fine. Now, secondly, can you guys possibly give us any kind of breakdown on the components of the charge?

Joseph Ficalora: I don't think - well, Kevin, you've got the best questions.
      We're going to get back to you on that, as well.

Kevin Timmons: OK. And then, finally, there was a question before about the net accretion on the fair value adjustment. I understand what that is, but I was wondering, again, if you could kind of break down the magnitude coming from - even for the excess between the liability side and the asset side, that'd be good. If you could go a little more detail on the asset side and say how much on the loan, how much on securities. Any kind of detail you could give us ...

Joseph Ficalora: Yes.

Kevin Timmons:... would be helpful there.

Joseph Ficalora: I think, Kevin,...

Kevin Timmons: The only reason I ask that...

Joseph Ficalora:... I think, Kevin...

Kevin Timmons:... point.

Joseph Ficalora:... Tom has a breakdown of that on the side for us.

Thomas Cangemi: Kevin, I think we have to realize that, obviously, there's a substantial adjustment coming from the liability side. We anticipate a substantial amount of securities to be in the money today, but probably roll off within the market.

      So we were very conservative in assessing that going into the next six to eight months. So, therefore, between the liability, negative mark on the CD portfolio, as well as the bonds portfolio. You'll have a substantial component there.

      And, obviously, we're relatively conservative on the loan side. We believe that overall, our marks are very conservative and clearly subject to market conditions.

Joseph Ficalora: We can go through a detailed line item when we get off the call.

Kevin Timmons: OK. Great. Thank you very much.

Joseph Ficalora: Thank you, Kevin.

Operator: And we'll go next to Bill Knox with Kahn Brothers.

Tom   Kahn: Hi. This is Tom Kahn. Congratulations.

Joseph Ficalora: Oh, hi, Tom.

Tom   Kahn: Joe, Joe and Mike.

Joseph Ficalora: How are you?

Tom   Kahn: Great, thank you. It looks like it's a one and one equals four here.

Joseph Ficalora: Thank you so much, Tom.

Tom   Kahn: One thing I didn't see is - did you talk about any branch closings?

Joseph Ficalora: No. We did not mention any branch closings. We do have a couple of branches throughout the franchise that are relatively close to each other. We will do a detailed assessment of whether that branch should be closed or not.

      The franchise is incredibly well distributed throughout this market, and does not have much in the way of overlap at all.

Tom   Kahn: Oh, great.

Joseph Ficalora: In those couple of cases where there are branches that are in close proximity, that analysis has not been done. So there are no definitive expectations to close, but there's a potential opportunity to consolidate maybe two or three branches.

Tom Kahn: Now, how about the top three branches in terms of deposit size? What kind of deposits do they have?

Joseph Ficalora: Well, I guess we could let - maybe Mike will answer that.

Michael Puorro: Yes, well, Tom, this is Mike Puorro.

Tom   Kahn: Hi, Mike.

Michael Puorro: Certainly, you know our largest branch is in Roslyn, which has approximately $630-$640 million. We also have a number of branches that are well over $300 million. There's a few in Brooklyn. Woodbury office is well over $300 million also.

Tom   Kahn: Great.

Joseph Ficalora: Yes. I think the good news about this transaction is that, for the - the pro forma company will have a significant, a 46 percent increase in the average branch size. That is an important number, given that it represents a significant efficiency in operating the company over a future period.

      There's an additional branch that, in the existing Queens franchise that has something in the range of $500 million on deposit.

      But the good news here is that we are a bank that has a very, very consistent and attractive efficiency ratio. And one of the things that helps to add to that is the positioning of its franchise...

Tom   Kahn: OK.

Joseph Ficalora:... the size of its branches and how effective they are.

Tom   Kahn: That's great. Congratulations again, guys.

Joseph Ficalora: Thank you.

Operator: We'll take our next question from Richard Manual with American
      Express.

Richard Manual: Hi, guys.

Joseph Ficalora: It's great to have you.

Richard Manual: Exciting transaction. I was wondering if you could give me a sense of how you came to the size of the securities restructuring, and what conditions you might increase or decrease the size.

      And secondly, if I might, could you give me a sense of what that net accretion, the fair value adjustments, might be, if we were to click forward into 2005?

Joseph Ficalora: OK. Tom will take - Tom will take that question.

Thomas Cangemi: I guess the first question, obviously, the 3.5 billion was more of a prudent judgment call. We looked at the sector as a whole, combined the two balance sheets.

      We understand that, obviously, the two balances collectively was highly levered in an interest rate environment that we believe clearly is a low interest rate environment, but clearly has some risk of a rising rate some time in the future.

      Therefore, by reducing the portfolio by approximately $3.5 billion, put us better in line for the peer group and gives us a lot of flexibility.

      In respect to the accretion, when we looked at the transaction without downsizing, we had approximately a - we had approximately significant accretion - anywhere from 20 percent, conservatively 18 percent.

      Therefore, reducing it by $3.5 billion brings it down to approximately 10 percent pure earnings accretion to '04. Those are pretty compelling numbers in respect to putting a business combination together.

      Your last question on the interest rate environment, I mean, it's very difficult to judge where the interest rates will be in 2005. But we believe that our mark is very conservative. We left a lot of room for wiggle room in respect to movement of interest rates.

      And we anticipate to close this transaction hopefully within six months, most likely by the end of the year this year. So we believe that will position to our benefit in this particular interest rate environment at this time.

Richard Manual: So, just to follow up on your first point, that the numbers make it easy to reduce it by that amount and still make them compelling.

      Would that be to say that if you were to overachieve on your cost savings, that you might take advantage and reduce it more?

Thomas Cangemi: Absolutely. The bottom line here is that every assumption that's on the page is extremely conservative - the spread that we're giving up, the cost savings that we will achieve. We have a track for being conservative across the board.

      Both companies have had successful integrations in prior transactions. We believe that the assumptions that are in front of the market right now are highly achievable, and we're pretty comfortable with it.

      And in the event that we could continue to downsize, depending on the interest rate environment, we'll take on in an opportune time.

Richard Manual: Right.

Thomas Cangemi: But this $3.5 billion is a nice slice. It'll give us a lot of freed-up capital going to the buyback.

      As you know, both companies have been very aggressive in their past histories at buying back stock. We're very bullish on the company, and we will be buying back stock.

Joseph Ficalora: Yes, one of the things that I'd like to mention is that, in everything that we plan to do, we build in a tremendous amount of flexibility.

      So when market conditions change or other opportunities are presented, we will change, rather rapidly, the direction or the speed with which we move.

      So the numbers that are here are basically conservative assumptions that get us to the point of accomplishing a goal that is restructuring the balance sheet, and also at the same time, explicitly reducing the overall level of securities versus loans in the portfolio.

      Our general business plan is to move from securities into loans over time. And this market definitely allows for that movement to create extra earnings. So the speed with which we transition from securities to loans will have a very positive effect.

      Obviously, the timing of each of those moves will, in fact, have a direct impact on the bottom line.

      The good news about the movements within the balance sheet - they're all controlled by us. So, we will do the right thing when the opportunities present themselves.

      And, therefore, I guess, as you look at how we restructured in the last three years, you can assume that we will take advantage of the environment and restructure ourselves opportunistically into the period ahead.

      The unique difference here is that we are factoring in an actual reduction in the asset side. It's an actual reduction in the earnings of the company. That reduction is explicit to just downsizing. The speed with which we do that will greatly adjust the result.

      So, it's an interesting thing. We have the ability to increase or decrease our earnings, just by the explicit actions we take. So I think this presents a very conservative approach to an uncertain environment. And therefore, it's probably a model that is more risk-averse than is apparent on the surface.

Richard Manual: Thank you very much.

Joseph Ficalora: You're quite welcome.

Operator: We'll take...

Joseph Ficalora: I've just been advised that I need to mention that we have about 10 minutes left for questions, but please go on.

Operator: OK. We will continue with Theodore Kovaleff with Sky Capital.

Joseph Ficalora: Hi, Ted.

Theodore Kovaleff: And congratulations to you.

Joseph Ficalora: Thank you. Thank you.

Theodore Kovaleff: Firstly, one bit of business here. I couldn't get the address for the slides.

Joseph Ficalora: Oh. For the presentation, you mean?

Theodore Kovaleff: Yes.

Joseph Ficalora: OK. Ted, it's on the Web site. On our Web site you can get the entire thing.

Theodore Kovaleff: Yes, but where on the Web site?

Joseph Ficalora: Go to www.mynycb.com...

Theodore Kovaleff: Yes.

Joseph Ficalora:... and once you get there, go to investor relations. It's right in front of you.

Theodore Kovaleff: OK. Great. Thanks. With regard to the overlap of branches, you have a number of situations on the Island where you have Pathmark or ShopRite in-store branches, and also, Roslyn brick and mortars.

Joseph Ficalora: Right.

Theodore Kovaleff: And I am wondering what sort of policy you're going to look to, because several of those are very close to each other.

Joseph Ficalora: Right. I think there's an excellent opportunity here to fully leverage the benefit of having in-store banking in the immediate proximity to traditional branching. We have found that that mix is by far the most attractive way of providing services to customers.

      The in-store service is often at hours that are different than the hours that are provided by the traditional branch. It is a very cost-effective way to handle a much larger customer base.

      So, it is extraordinarily fortuitous that we have in-store situations in close proximity to the very large branches that Roslyn does have.

      This is a positive service opportunity. And an example of it exists in the Richmond County situation. We have opened some new, in-store situations - brand new - in Richmond County. And for a long period of time, they primarily serviced the customers of the existing franchise.

      That's an interesting prospect when you think of it from the standpoint of the efficient use of resources. Instead of, for example, having the branch in its entirety open, you have the ability to service people at different hours through facilities that are more cost effective to operate, yet people have multiple points at which they can touch their services.

      This, I think, makes it very positive. The franchise that Roslyn has is a very attractive franchise from the standpoint of its service-providing capacity. This is merely an enhancement to it.

Theodore Kovaleff: So, in other words, then, can I interpret from that, Roslyn has somewhat longer than average hours that their branches are open. Would it be a reasonable expectation that some of those hours would be cut back, where you have nearby in-store branches?

Joseph Ficalora: I think the good news is that the hours that Roslyn operates -
      I think it's averaging about 60...

Joseph Mancino: Sixty-two hours a week.

Joseph Ficalora:... 62 hours per week. They are very long, but very cost effective. That is the key. They actually are able to run a very extended service model in a way that is very cost effective.

      So this is merely an enhancement to the service. It is not intended in any way to be a reduction of the service.

      In order to make this deal work, we do not have to, you know, massively close branches or reduce hours. We're actually enhancing our services, not reducing them.

Theodore Kovaleff: Thank you.

Joseph Ficalora: You're welcome.

Operator: And we will take our final question from Mitch Katz with Endeavor
      Capital.

Mitch Katz: Good morning, guys.

Joseph Ficalora: Good morning, Mitch.

Mitch Katz: And congratulations on another very smart deal.

Joseph Ficalora: Thank you.

Mitch Katz: Two quick questions for you. One is a follow-up on the fair value adjustment question.

      The 63 million is essentially the annual accretion from the write-up of assets in the transaction? Is that a fair...

Joseph Ficalora: It's actually - that is the net number, Mitch. It's a net result of the rebalancing or the remarking, if you will, of all the liabilities and all of the assets.

      You know, if you think about it from the standpoint of, if you buy a security in the market, and you wind up paying a discount for that security, you're going to accrete to your earnings a portion of the difference between what you paid and what you have.

Mitch Katz: Right.

Joseph Ficalora: So when you look at this market adjustment, it's actually representing a significant positive with regard to the over - see, that's one of the nice things about a restructuring in a transaction. You're actually able to mark the securities and the liabilities, so that the actual market value of what you're getting is going to be reflected into your earnings over time.

      No different than buying a U.S. Treasury.

Mitch Katz: Right, right. I understand. My question was, though, we should expect that this amount would be accreted over the average life of that balance sheet.

Joseph Ficalora: Yes, that is true.

Thomas Cangemi: Mitch...

Mitch Katz: OK.

Thomas Cangemi:... this is Tom.

Joseph Ficalora: Mitch, this is Tom.

Thomas Cangemi: We expect, for a number of years, that the mark will be substantial, in light of the significant liability negative mark and deposit negative mark.

      Clearly, it's a tremendous benefit going into 2004, 2005 and beyond.

Mitch Katz: OK, great. Thanks. The other question I had was one of sort of looking out a couple of years, say two years. The asset mix of the pro forma balance sheet - I'm just looking on page 22 - 61 percent of the pro form balance sheet is multi-family.

      And based on my numbers, after the $3.5 billion of security sales, about 55 percent of the earning assets are going to be loans, relative to securities.

      As you look out two years, how does that mix change? Is it...

Joseph Ficalora: I think the consistency of what we've been doing would suggest that we are going to be continually building the loan portfolio in its relationship to the overall company.

      That process is, I guess, well represented by the significant increase, if you will, on the originations that the company's showing on the slide that we looked at earlier today.

      That 105 percent, you know, CAGR, on loan origination growth is, in fact, the overall direction of this company. We are, in fact, intending on moving from securities into loans.

      So, I can't tell you exactly how rapidly the ratios will change, because as was the case in the transaction with Haven, or even with Richmond, we were transitioning some assets in the loan portfolio out, and adding new assets in. So the overall mix wasn't changing as rapidly as the originations were going up.

      But the timing of this is the only issue that is not necessarily explicitly definable. The direction is going to be consistent. We will consistently be adding to the portfolio, even when we are going to be taking out of the portfolio certain assets, we'll be consistently originating with a focus on an ever larger percentage of the portfolio being risk-averse, or as we perceive them to be, multi-family loans.

Mitch Katz: Right. OK. Thanks very much, and congratulations again.

Joseph Ficalora: Thank you so much, Mitch.

Mitch Katz: Sure.

Operator: And Mr. Ficalora, if you do have any closing remarks, I will turn the call back over to you.

Joseph Ficalora: I think what I'd like to do is thank you all for joining us this morning. I'd like to thank all of those that are with us.

      It is no question, I'm extraordinarily pleased to welcome to the family of New York Community banks, Roslyn. The numbers that we've shared with you today and the overall vision and philosophy that we have, suggest that this is a transaction that well positions this company to do many of the things that we have been able to do in the past.

      Thank you so much for joining us.

Operator: This does conclude today's conference. Thank you for your participation. You may now disconnect.

                                       END